Exhibit 12.01
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Unaudited)
Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and preferred stock dividends were as follows for the periods indicated in the table below.
STATEMENT OF COMPUTATION OF RATIOS
(in thousands of dollars, except for ratios)

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2003	2004	2005	2006	2007	2008
Earnings:
Net income (loss)	$7	$(2,302)	$(5,644)	$(6,796)	$(11,620)	$(2,363)

Add: Combined fixed charges and preference dividends	26	60	267	157	1,166	4,875
Earnings Available to Cover Fixed Charges and Preference Dividends	$33	$(2,242)	$(5,377)	$(6,639)	$(10,454)	$2,512

Fixed Charges:
Interest expense, including amortized discounts related to indebtedness	$1	$7	$214	$56	$1,047	$4,770
Estimated interest component of rent	25	53	53	101	119	105
Total fixed charges and preference dividends	$26	$60	$267	$157	$1,166	$4,875

Ratio of earnings to fixed charges and preference dividends (1)	1.3	NM	NM	NM	NM	0.5

(1)	Earnings were insufficient to cover fixed charges and preference dividends by $2,302 in 2004, $5,644 in 2005, $6,796 in 2006, $11,620 in 2007, and $2,363 for the nine months ended September 30, 2008.

NM — Not meaningful